September 5, 2024

Matthew Brown
Chief Financial Officer
Altair Engineering Inc.
1820 East Big Beaver Road
Troy, MI 48083

       Re: Altair Engineering Inc.
           Form 10-K for the year ended December 31, 2023
           Form 8-K dated August 1, 2024
           File No. 001-38263
Dear Matthew Brown:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Recurring Software License Rate, page 55

1. Please revise to state that the recurring software license rate measure is intended to convey the percentage of software billings that are recurring in nature, and to explain why such information is useful to investors and how management uses the metric in managing or monitoring the performance of the business, consistent with what you indicated in response to comment 1 in your letter dated June 30, 2022, and what you appear to disclose, in part, in your Forms 10-Q.
 September 5, 2024
Page 2
Form 8-K dated August 1, 2024
Exhibit 99.1

2. We note you present the period-over-period percentage fluctuation in both non-GAAP net income and adjusted EBITDA without equal or greater presentation of the associated period-over-period fluctuation in GAAP net income. Please revise accordingly. Refer to
       Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.
3. We note your definition of non-GAAP diluted common shares includes the diluted weighted average shares outstanding per GAAP regardless of whether you are in a loss position. Please explain what this means and how you considered whether this results in a measure that substitutes individually tailored measurement methods for that of GAAP. In this regard, for GAAP purposes no potential common shares shall be included in the computation of any diluted per share amount when a loss exists. Refer to Question 100.04 of the Non-GAAP C&DIs.
4. We also note that GAAP and non-GAAP diluted shares outstanding differ when there is net income on both a GAAP and non-GAAP basis, such as for the six months ended June
       30, 2024. Please explain how non-GAAP diluted shares outstanding are calculated for this period, specifically noting the differences from GAAP diluted shares outstanding, and whether such differences result in a measure that substitutes individually tailored measurement methods for that of GAAP.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Melissa Kindelan at 202-551-3564
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Brian Gayle